# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AUGUSTA GOLD CORP., CIK 0001448597
CUSIP: 051276103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Suite 555 - 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1
Date of event which requires filing of this statement: 10/23/2025
Amends the filing with accession number 0001062993-21-002678
Filed by CIK 0001829144
Persons authorized to receive notices and communications: Augusta Investments Inc., Suite 555, 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1, (604) 687-1717; Copy to: Jason K. Brenkert, Dorsey & Whitney LLP, 1400 Wewatta Street, Suite 400, Denver, Colorado (CO), 80202-5549, (303) 629-3445

## Reporting persons
- Augusta Investments Inc. (CIK 0001829144): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The reporting person disposed of all Issuer shares pursuant to the Agreement and Plan of Merger, dated as of July 15, 2025 (as amended from time to time, the "Merger Agreement") by and among the Issuer, AngloGold Ashanti (U.S.A.) Holdings Inc. ("Parent"), Exploration Inc., ("Merger Sub"), and joined by AngloGold Ashanti Holdings plc for the limited purposes specified in the Merger Agreement, which was consummated on October 23, 2025, and pursuant to which Parent acquired all of the outstanding common shares of the Issuer (other than those owned by Parent and its affiliates) in exchange for cash consideration of C$1.70 per share (the "Merger").
- Warke Richard W (CIK 0001390411): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The reporting person disposed of all Issuer securities pursuant to the Agreement and Plan of Merger, dated as of July 15, 2025 (as amended from time to time, the "Merger Agreement") by and among the Issuer, AngloGold Ashanti (U.S.A.) Holdings Inc. ("Parent"), Exploration Inc., ("Merger Sub"), and joined by AngloGold Ashanti Holdings plc for the limited purposes specified in the Merger Agreement, which was consummated on October 23, 2025, and pursuant to which Parent acquired all of the outstanding common shares of the Issuer (other than those owned by Parent and its affiliates) in exchange for cash consideration of C$1.70 per share (the "Merger").

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AUGUSTA GOLD CORP.
Address of issuer's principal executive offices: Suite 555 - 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1
Comment:
This Statement constitutes Amendment No. 20 ("Amendment No. 20") to the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on March 12, 2021 (the "Original Schedule 13D"), as amended through to the date hereof (the "Amended Schedule 13D") with respect to the common stock of Augusta Gold Corp. (the "Issuer"), held by Augusta Investments Inc. ("Augusta Investments") and Richard Warke ("Mr. Warke").

This Schedule 13D supplements, amends and constitutes Amendment No. 22 to the Schedule 13D filed with the Commission by Augusta Investments on October 28, 2020, as amended through to the date hereof.

This Amendment No. 20 amends and supplements the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.

This report constitutes an exit report for the reporting persons as they no longer hold any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days: See Item 6, incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: October 23, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The reporting persons disposed of the Issuer securities pursuant to the Agreement and Plan of Merger, dated as of July 15, 2025 (as amended from time to time, the "Merger Agreement") by and among the Issuer, AngloGold Ashanti (U.S.A.) Holdings Inc. ("Parent"), Exploration Inc., ("Merger Sub"), and joined by AngloGold Ashanti Holdings plc for the limited purposes specified in the Merger Agreement, which was consummated on October 23, 2025, and pursuant to which Parent acquired all of the outstanding common shares of the Issuer (other than those owned by Parent and its affiliates) in exchange for cash consideration of C$1.70 per share (the "Merger").

In connection with the Merger, all outstanding options to purchase common shares of the Issuer as of immediately prior to the effective time of the Merger were deemed unconditionally vested and exercisable, and subsequently cancelled in exchange for cash payment equal to the difference between the per share consideration of C$1.70 and the per share exercise price of such option multiplied by the number of common shares issuable pursuant to such option, less applicable withholdings. Additionally, in connection with the Merger each Issuer option granted under Issuer's 2021 Equity Incentive Plan that had a per share exercise price that is equal to or more than C$1.70 and that was outstanding as of immediately prior to the Effective Time was canceled and the holder thereof became entitled to receive the value of such Issuer Options as determined in accordance with the Black-Scholes Option Pricing Model.

## Signatures
- Augusta Investments Inc.: /s/ Richard W. Warke, Richard W. Warke, President of Augusta Investments Inc. (10/27/2025)
- Warke Richard W: /s/ Richard W. Warke, Richard W. Warke (10/27/2025)